Exhibit 99.1

CI Financial’s Total Assets Grow by $152.5 billion in 2021 to Record $384.1 Billion

  Net flows in asset management reach highest level in six years
  Wealth management assets up $135.5 billion or 140%
  U.S. becomes CI’s largest business unit by assets

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--January 21, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at December 31, 2021 of $152.1 billion and wealth management assets of $232.0 billion, for total assets of $384.1 billion.

In December, CI completed the previously announced acquisitions of registered investment advisor firms CPWM, LLC of Seattle (which does business as Columbia Pacific Wealth Management), Gofen & Glossberg, LLC of Chicago, RegentAtlantic Capital, LLC of Morristown, N.J., and R.H. Bluestein & Co. of Birmingham, Mich., and completed minority investments in alternative investment firms Columbia Pacific Advisors, LLC of Seattle and GLAS Funds, LLC of Cleveland. The six firms manage combined assets of approximately $39.4 billion.

CI also reported preliminary net sales results for its asset management businesses. Overall net sales in the fourth quarter of 2021 were flat, with net sales for the year reaching $0.3 billion. As a result, 2021 was the first year of positive net sales since 2015. In comparison, CI had total net redemptions of $8.8 billion in 2020. CI’s Canadian retail business recorded net sales of $0.8 billion in 2021, versus net redemptions of $4.9 billion for the prior year.

“CI had a tremendous year with our total assets growing by more than $152 billion or 66%, due to acquisitions, strong organic growth across our wealth management business, and a significant improvement in asset management flows,” said Kurt MacAlpine, CI Chief Executive Officer.

“We continued to execute well across the organization on our strategic priorities of modernizing asset management, expanding wealth management and globalizing our company. In the U.S., we added 15 registered investment advisors to our network during the year and completed minority investments in two alternative investment firms, making our U.S. operations our largest line of business by assets. We now have 23 exceptional RIAs across the U.S. and we see continued momentum and growth as we work to build the country’s leading private wealth platform serving high-net-worth and ultra-high-net-worth clients.

“In asset management, we achieved positive annual net flows for the first time in six years. These results reflect the many changes we have made to transform that business and the impressive improvements in overall investment performance.”

CI FINANCIAL CORP. December 31, 2021 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	December 2021	November 2021	% Change	December 2020	% Change
Core assets under management (Canada and Australia) (1)	$144.2	$141.8	1.7%	$129.6	11.3%
U.S. assets under management	$7.9	$7.7	2.6%	$5.5	43.6%
Total assets under management	$152.1	$149.5	1.7%	$135.1	12.6%
Canadian wealth management	$80.6	$78.6	2.5%	$67.3	19.8%
U.S. wealth management	$151.3	$110.1	37.4%	$29.2	418.2%
Total wealth management	$232.0	$188.7	22.9%	$96.5	140.4%
TOTAL	$384.1	$338.2	13.6%	$231.6	65.8%

CORE AVERAGE AUM	December 2021	November 2021	September 2021	Fiscal 2020	% Change
Monthly average	$143.3	$144.6	--	--	-0.9%
Quarter to date average	$143.0	--	$141.1	--	1.3%
Year to date average	$137.9	--	--	$124.1	11.1%
(1)

Includes $36.2 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at December 31, 2021 ($35.3 billion at November 30, 2021 and $32.6 billion at December 31, 2020).

PRELIMINARY QUARTER-END NET SALES RESULTS (C$ billions)
Asset Management Segment	4Q21	3Q21	2Q21	1Q21	4Q20
Canadian retail	$0.1	$0.7	$0.5	($0.6)	($1.3)
Canadian institutional	($0.3)	($0.1)	($0.4)	($0.4)	($0.9)
Australian asset management	$0.1	$0.2	$(0.0)	$0.0	($0.0)
U.S. asset management	$0.3	$0.2	$0.4	$0.3	$0.3
Closed business	($0.2)	($0.1)	$(0.2)	($0.2)	($0.2)
TOTAL	($0.0)	$0.8	$0.4	($0.9)	($2.1)

About CI Financial

CI Financial Corp. is an integrated global, wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com